Contact

www.linkedin.com/in/lkrtruelove
(LinkedIn)

Top Skills

Digital Marketing
Leadership Development
Product Marketing

Languages

English

Honors-Awards

Circle of Excellence Award
Eagle Leadership Award
Circle of Excellence Award

Leslie Truelove

Strategic Marketer. Inspiring Leader. Brand Builder --
Greater Chicago Area

Summary

Strategic and results-driven marketing leader . Highly accomplished and results oriented. Ability to lead across multiple priorities.

Expertise in integrated marketing, digital/social marketing strategies, brand management, multicultural marketing, and innovation. Extensive experience with building relationships and influencing retail franchises. Successful track record with leading consumer marketing companies including McDonald's, Coors Brewing Company and Coca Cola.

Strong leadership and influence in complex corporate and franchise/distributor organizations. Solid business acumen, interpersonal and communication / presentation skills.

Sets strategic marketing plans; directs and inspires teams to create integrated omni-channel campaigns that drive business results, engage consumer and improve brand perceptions.

Responsibilities include marketing and brand strategy and execution of business building, consumer centric, complex platforms (All Day Breakfast - $1B business and McCafe Beverages - $4B business). Management of $1MM + Production budgets.

A passionate people person and team builder, uses positive energy to motivate teams to deliver focused messages and content. Ultimately wants stories to connect the brand with consumers, resonate across channels and drive outstanding results.

In role as Director of Brand Content at McDonald’s, created marketing strategy for All Day Breakfast and McCafe Seasonal Beverages. Led teams to successfully create and implement compelling and engaging campaigns to support the highly anticipated All Day Breakfast launch; and McCafe strategy and relaunch of seasonal McCafé favorites -- Pumpkin Spice Latte,

Peppermint Mocha and all new Shamrock Chocolate Madness drinks.

Experience

Cleveland Avenue

Chief Marketing and Sales Officer
August 2017 - Present (6 years 6 months)
Greater Chicago Area

Responsible for leading marketing, sales, and research for Cleveland Avenue entities and initiatives.

McDonald's

10 years

Director of Campaigns, Brand Content Team
2015 - April 2017 (2 years)
Oak Brook

Led integrated marketing team and agency partners in the creation and execution of integrated marketing campaigns for key growth categories, including All Day Breakfast and McCafe beverages.

Led team in creation of marketing strategy for All Day Breakfast launch in 2015 and on going campaign. Also led All Day Breakfast and The Bachelor brand integration efforts (February 2016).

Encouraged department innovation and learning by leveraging weekly department Staff meeting to provide information, speakers and content to professionally and personally develop brand content and digital teams.

Responsible for 3 direct reports in delivering against their business objectives, and providing on going support and coaching in their professional development.

Director Of Marketing - Chicken Category
2013 - 2015 (2 years)
Oak Brook

Created marketing strategy and plan for promotional food items, such as Mighty Wings and Chicken Selects.

Director, Menu Innovation

2007 - 2013 (6 years)
Oak Brook, IL

Lead beverage new product development and strategy for US. (2007-2010). Responsible for product development, testing and creating business case for blended ice platform and Frappe blended ice beverage. Successfully gained Sr. Management approvals and Franchise approval to launch blended ice platform (equipment and product) into US system.

Lead chicken and burger development and test strategy for US (2010-2013). Responsible for product development, testing and creating business cases for several limited time, promotional food items, including Chicken McBites, Spicy McBites, Fish McBites and Mighty Wings.

PepsiAmericas
Director, Non Carbonated Products
2005 - 2006 (1 year)
Schaumburg, IL

Led marketing and bottler efforts in newly emerging Non Carbonated beverage categories (bottled teas, energy drinks, fruit drinks).

Coors Brewing Company
Brand Manager
2001 - 2005 (4 years)

Responsible for leading and managing brand planning and program development for Coors Light, Coors Original and Coors Light African American consumer segment

The Coca-Cola Company
Marketing Manager
1996 - 2001 (5 years)

Customer Marketing Manager on McDonald's account. Responsible for sharing Coca -Cola brand and consumer insights and creating marketing/ promotional programs to drive McDonald's business and Coca Cola product sales with McDonald's regional markets.

Kraft Foods
Assistant Brand Manager
1993 - 1994 (1 year)

zMarketing and sales analysis, as well as managing marketing budget for Kraft Mayonnaise business.

SunTrust Bank
Associate
1988 - 1991 (3 years)

Education

Duke University - The Fuqua School of Business

MBA, Management

Emory University

Bachelor of Arts (B.A.), Economics